TAURUS
FAIRSTAR

NEWS RELEASE

FORMAL ARRANGEMENT AGREEMENT EXECUTED

December 22, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”), INTERNATIONAL TAURUS RESOURCES INC. (TSX Venture: ITS) (“Taurus”) and FAIRSTAR EXPLORATIONS INC. (TSX: FFR) (“Fairstar”) are pleased to announce that the Board of Directors of the each of the companies have approved and executed a formal Arrangement Agreement with respect to the proposed merger and Fenelon gold project ownership consolidation announced on November 23, 2004. Shareholder meeting materials will be prepared and mailed in the middle of February, 2005 with shareholder meetings for each of the companies scheduled for March, 2005. These transactions are subject to the usual judicial and regulatory approvals, third party consents, opinions and other conditions customary in transactions of this nature.

The Bonanza and Taurus Boards have jointly agreed to appoint Brian Kirwin as the President and Chief Executive Officer of the New Gold Company. The Board of Directors of the New Gold Company will consist of Brian Kirwin, Giulio T. Bonifacio, Robert McKnight, Ronald Netolitzky, Don Lay, Jim Bagwell and Carl Ravinsky. Additionally both Ian Telfer and Robert Blakestad, current Director and past-President of Taurus, have agreed to join the advisory board of the New Gold Company.

Brian Kirwin, President of Bonanza commented: “Having reached a definitive agreement we now look forward to the Bonanza, Taurus and Fairstar shareholder meetings in March, 2005. With the support of our shareholders we can combine the management talents of Bonanza and Taurus to move the New Gold Company to its next level. The New Gold Company will have 3 development projects, which we believe we can rapidly advance, and several highly prospective exploration projects in the Great Basin and Quebec. The combination of these projects will position the New Gold Company to become a mid tier producer in the near term.”

On November 23, 2004, Bonanza, Taurus and Fairstar announced they agreed to combine the two companies and acquire the 38 per cent interest in the high grade Fenelon project in Quebec and other Casa Berardi properties currently held by Fairstar. Consideration for Fairstar’s Fenelon and Casa Berardi interests is the issuance of 6.5 million common shares of the New Gold Company and a cash payment of CDN$300,000. These transactions will resolve the existing Fenelon litigation between Fairstar and Taurus and the New Gold Company will then hold a 100 per cent ownership interest in the Fenelon project. The proposed business combination is to be completed by way of a statutory Plan of Arrangement. The common shares will continue to trade on the TSX Venture Exchange and the New Gold Company will seek a listing on the TSX senior board and other stock exchanges as appropriate. Prior to closing the transaction the New Gold Company will be renamed.

Summary of the New Gold Company

Management of the New Gold Company will be led by a team consisting of Mr. Brian Kirwin as President and Chief Executive Officer, Mr. Giulio T. Bonifacio as Executive Vice President and Chief Financial Officer, Mr. Joe Kircher as Vice President, Operations and Dr. William Bird, Taurus’s current interim President will assume the role of Vice President.

The corporate combination and the Fenelon property ownership consolidation will create a New Gold Company with the following highlights:

-	the New Gold Company will have a strong balance sheet with approximately $10 million in cash and no debt;
-	it will have an experienced entrepreneurial management team led by Brian Kirwin;
-	it will have near term high-grade gold production potential at the Copperstone project in Arizona with a planned production decision in 2005;
-	it will have near term production growth potential through the development of the high grade Fenelon gold project in Quebec and the large Taurus gold project in British Columbia; and
-	it will have several US and Canadian gold projects that are highly prospective with excellent exploration potential.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

INTERNATIONAL TAURUS RESOURCES INC.

(signed) Dr. William Bird
President and Chief Executive Officer

FAIRSTAR EXPLORATIONS INC.

(signed) Mr. Larry Nachshen
Chairman

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.

For further information call:
Giulio T. Bonifacio (604) 688-7523
William Bird, toll free 888-827-6611
Wayne Marsden, Investor Relations, toll free 877-366-4464
George Tooley, (514) 695-8080